February 14, 2014

Ms. Cecilia D. Blye

Office of Global Security Risk

U.S. Securities and Exchange Commission

Washington, DC 20549-7010

USA

Re:	Medtronic, Inc.

Form 10-K for the Fiscal Year Ended April 26, 2013

Filed June 24, 2013

File No. 1-07707

Dear Ms. Blye:

Please find below Medtronic, Inc.’s responses to your comments as noted in your letter to Medtronic, Inc. (“Medtronic” or the “Company”) dated January 30, 2014. Given the Commission was unexpectedly closed yesterday due to weather conditions, we were unable to submit our response, and are therefore submitting it today.

1.	You told us in your letter dated February 28, 2011 that you had operations in Sudan and Syria, and that you expected to sell products to Cuba. In addition, it appears from your website that your subsidiary, Medtronic Mediterranean SAL, continues to operate in Sudan and Syria. As you know, Cuba, Sudan, and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and assets controls. Your Form 10-K does not include disclosure about any contacts with Cuba, Sudan, or Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and Syria, whether through subsidiaries, affiliates, distributors, or other direct or indirect arrangements, since the referenced letter. Your response should describe any goods, technology, information, services, or support you have provided into Cuba, Sudan, and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of Cuba, Sudan, and Syria or entities they control.

Medtronic Response to Comment 1:

A description of Medtronic’s operations involving Cuba, Sudan and Syria is provided below.

Operations in Cuba

Medtronic Trading NL B.V., a wholly-owned indirect subsidiary of Medtronic incorporated in The Netherlands (“Medtronic Trading”), sells a broad range of medical devices, namely products from Medtronic’s Cardiac Rhythm Disease Management (CRDM) and CardioVascular businesses, to MediCuba, the government-owned distributor of medical products in Cuba. Medtronic Trading sells the products to a distributor which supplies the products to hospitals in Cuba. Sales to this distributor for fiscal year 2013 were approximately $1,070,685 million, and through January 24, 2014 of fiscal year 2014, were approximately $1,659,409 million.

Marketing and Support Activities in Cuba

Medtronic’s marketing and support activities involving Cuba include limited contact by non-U.S. employees from the Argentina branch of Medtronic Latin America, Inc., Medtronic’s wholly-owned subsidiary that operates in Latin America. The purpose of such travel is to train physicians in Cuban hospitals in the safe use of the products being supplied by Medtronic Trading.

Medtronic’s other support activities involving Cuba include limited contact by Medtronic Latin America employees with the distributor referenced in “Operations in Cuba” above, relating to the processing of orders for Medtronic products. Sales of Medtronic products to this distributor are concluded and shipped through Medtronic Trading’s European Operations Center (the “EOC”), located in Heerlen, The Netherlands.

To our knowledge and except as mentioned above, we have no dealings with the government of Cuba, or with entities controlled by or affiliated with the Cuban government.

Operations in Sudan and Syria

The foreign-incorporated subsidiaries of the Company that have engaged in business dealings pertinent to your Office’s inquiry regarding Sudan and Syria are (1) Medtronic Trading and (2) Medtronic Mediterranean SAL, a subsidiary of Medtronic incorporated in Lebanon and which operates an office in Beirut to provide support services to Medtronic Trading (“Medtronic Mediterranean”). The EOC is the major distribution and inventory management center for most of the Company’s sales in Africa and the Middle East.

Operations in Sudan

Medtronic Trading sells medical devices, namely products from its CRDM, CardioVascular, Diabetes, Spine and Surgical Technologies businesses, to distributors and purchasers in Sudan. We understand that such distributors and purchasers then sell our devices to Sudanese hospitals. Sales of Medtronic products in Sudan totaled: $492,994 (fiscal year 2011); $539,498 (fiscal year 2012); $442,462 (fiscal year 2013); and $680,172 (through January 24, 2014 of fiscal year 2014). Such sales accumulated to an aggregate total of $2,154,126 for the relevant time periods.

Our marketing and support activities and dealings with the government in Sudan are described below under “Marketing and Support Activities in Sudan and Syria.”

Operations in Syria

Medtronic Trading sells medical devices, namely products from its CRDM, CardioVascular, Spine, Physio and Surgical Technologies businesses, to distributors in Syria. We understand these distributors then sell our products to hospitals in Syria. Sales of Medtronic products in Syria totaled: $2,050,815 (fiscal year 2011); $2,729,138 (fiscal year 2012); $1,539,668 (fiscal year 2013); and $440,102 (through January 24, 2014 of fiscal year 2014). Such sales accumulated to an aggregate total of $6,759,723 for the relevant time periods.

Our marketing and support activities and dealings with the government in Syria are described below under “Marketing and Support Activities in Sudan and Syria.”

Marketing and Support Activities in Sudan and Syria

Medtronic’s marketing and support activities involving Sudan and Syria are coordinated through Medtronic Mediterranean. The activities include limited contact with distributors in those countries related to processing of orders and providing technical training relating to certain Medtronic products. Sales of Medtronic products to the distributors in Sudan and Syria are concluded and shipped through the EOC.

To our knowledge and except as mentioned above, we have no dealings with the governments of those countries, or with entities controlled by or affiliated with those governments.

2.	Please discuss the materiality of your contacts with Cuba, Sudan, and Syria described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Cuba, Sudan, and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

Medtronic Response to Comment 2:

Based on an assessment of both quantitative and qualitative factors, Medtronic believes that our operations in Cuba, Sudan and/or Syria are not material to Medtronic and do not constitute a material investment risk to our security holders. In assessing materiality of such operations, we considered materiality based on quantitative factors as well as qualitative factors that a reasonable investor would deem important in making an investment decision in Medtronic securities, including the potential impact on Medtronic’s reputation and share value.

We refer the Staff to our response to comment No. 1 for a description of the Company’s sales in each named country in fiscal year 2013. In aggregate, Medtronic’s total sales in Cuba, Sudan and Syria were approximately $3 million, which is approximately 0.18% of Medtronic’s total sales in fiscal year 2013 of approximately $16.6 billion. Therefore, Medtronic respectfully advises the Staff that our operations or contacts in those countries, individually or in the aggregate, are quantitatively immaterial to our security holders, our business, or our financial condition and results of operations.

In addition, qualitative factors do not render our operations in Cuba, Sudan and/or Syria material. As stated above, we understand that our limited humanitarian business in these markets is conducted in full compliance with applicable U.S. and local laws. For several years, the Company has had in place an Export Management Program that helps ensure the Company’s compliance with sanctions constraints administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department’s Bureau of Industry and Security. We believe the various products we sell in these countries are strictly used for medical purposes and do not have an alternative use. In light of the humanitarian nature of our products and the patient community that benefits from our products, we do not believe that these operations have materially affected our reputation or share value or that they constitute a material investment risk to our security holders.

Medtronic is aware of the legislation and guidelines referred to by the Staff that have been adopted by certain states and organizations permitting or requiring divestment from, or reporting of interests in, companies that do business with certain U.S.-designated state sponsors of terrorism. We do not believe that such legislation has, to date, had a material impact on Medtronic’s reputation or share value. Medtronic will continue to monitor the status of this legislation, as well as legislation proposed but not yet enacted by such governments or organizations, and whether it may have any material impact on Medtronic and our security holders.

Pursuant to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please contact me at (763) 505-2758.

Sincerely,

/s/ Keyna P. Skeffington
Keyna P. Skeffington

Vice President, Deputy General Counsel and Assistant Secretary

Medtronic, Inc.

MS LC300

World Headquarters

710 Medtronic Parkway NE

Minneapolis, MN 55432-5604

Phone: (763) 505-2758

Fax: (763) 505-2980

Email: keyna.skeffington@medtronic.com

cc :	Pradip Bhaumik, Special Counsel, Division of Corporate Finance